Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 24,041,292.90	0.0001381	$ 3,320.10
Fees Previously Paid
	Total Transaction Valuation:	$ 24,041,292.90
	Total Fees Due for Filing:			$ 3,320.10
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 3,320.10
Offering Note
[1]	The Transaction Value was calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of Adams Street Private Equity Navigator Fund LLC as of September 30, 2025.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A